UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form20-F   ☒            Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Summary of Proxy Solicitation

1. Overall information about Proxy Solicitation

1) Recommender		POSCO	2) Relationship with the company	The company itself

3) Date of public notice of the General Meeting of Shareholders		2022.02.17	4) Date of Shareholder’s Meeting	2022.03.28

5) Start date of Solicitation		2022.02.22	6) Consignment of Solicitation	Applicable

2. Purpose of Proxy Solicitation

1) Purpose		Smooth progress of the 54th Ordinary General Meeting of Shareholders and securing a quorum of resolutions.

2) Electronic mandate letter		Not applicable

3. Purpose of the 54th Ordinary General Meeting of Shareholders

- Approval of Financial Statements for the 54th FY

- Election of Inside Directors

- Election of Non-Standing Director

- Election of Outside Directors

- Election of Audit Committee Members from Outside Directors

- Approval of the Ceiling Amount of Total Remuneration for Directors

4. Information about Agent of Proxy Solicitation

Name of the Company	Representative	Location	Scope of Consignment	Contact Information

IHS Markit Ltd.	Adam Kansler	4th Floor, Ropemaker Place, 25 Ropemaker Street, London, X0 EC2Y 9LY	For foreign institutional shareholders	+852-3742-1050 (Edward Soon)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: February 22, 2022	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Executive Vice President